FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2005 Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145 11800 México D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X... Form 40-F......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exc hange Act of 1934.

Yes ..... No...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

ICA CONFIRMS TERMS FOR THE CONVOCATION OF AN EXTRAORDINARY SHAREHOLDERS’ MEETING

Mexico City, July 4, 2005 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, confirmed today that it will submit to an Extraordinary Shareholders’ Meeting a proposal to increase the capital of the company by US$ 200 to 250 million, in order to strengthen its financial position with a view toward expected calls for bids for large scale infrastructure projects in the near future.

Given the number of contract bids and the magnitude of the projects that ICA believes will be announced in the coming months, ICA will seek the approval of an Extraordinary Shareholders’ Meeting in order to issue new shares under the terms of Article 81 of Mexico’s Securities Market Law, which provides for a primary issuance of shares without preferential rights of subscription for current shareholders. The Company’s objective is to have available the resources from the proposed capital increase before the end of the third quarter of 2005.

If approved by the Extraordinary Shareholders’ Meeting, ICA will make a global primary offering of shares, principally in Mexico, where they will be registered with the National Banking and Securities Commission (CNBV). A portion of the shares will be able to be offered in the form of Ordinary Participation Certificates (CPOs) in the international markets to qualified investors under the terms of applicable legislation, including in the United States in the form of a private placement with qualified institutional investors, in accordance with U.S. securities laws. Given the nature of the equity offering, the CPOs will not be offered in the form of American Depositary Shares.

The securities described above have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”). This release does not constitute an offer of securities for sale in the United States. The securities described above may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the Mexican securities regulators and stock exchange and with the United States Securities and Exchange Commission, including the most recent filings of the Circular Única and Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

ICA was founded in Mexico in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2005

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO

Name: Dr. José Luis Guerrero

Title: Vice President, Finance